Exhibit 99.1

ATS Announces Normal Course Issuer Bid

CAMBRIDGE, Ontario--(BUSINESS WIRE)--December 13, 2023--ATS Corporation (TSX and NYSE: ATS) (“ATS” or the “Company”), today announced that the Toronto Stock Exchange (“TSX”) has accepted a notice filed by it of its intention to make a normal course issuer bid (“NCIB”). As of December 1, 2023, ATS had a total of 98,899,883 common shares issued and outstanding. Under the NCIB, ATS will have the ability to purchase for cancellation up to a maximum of 8,044,818 common shares, representing approximately 10% of the public float of 80,448,183 common shares of the Company that were issued and outstanding as of December 1, 2023.

Purchases under the NCIB will be made through the facilities of the TSX and/or alternative Canadian trading systems in accordance with applicable regulatory requirements, during the twelve-month period commencing on December 15, 2023, and ending on or before December 14, 2024. The average daily trading volume of the common shares on the TSX for the six calendar months ending November 30, 2023, was 173,395 common shares. On any given trading day, ATS will not purchase more than 25% of such average daily trading volume, representing 43,348 common shares, except where such purchases are made in accordance with available block purchase exemptions. The common shares purchased under this NCIB will be cancelled.

Some purchases under the NCIB may be made pursuant to an automatic purchase plan that has been entered into between ATS and its broker. This plan will enable the purchase of ATS common shares when ATS would not ordinarily be active in the market due to internal trading blackout periods, insider trading rules, or otherwise.

ATS believes that there are times when the market price of its common shares may not reflect their underlying value and that the purchase of shares by ATS will both provide liquidity to existing shareholders and benefit remaining shareholders. The NCIB is viewed by ATS management as one component of an overall capital structure strategy and complementary to its acquisition growth plans.

The NCIB follows the Company’s normal course issuer bid for the period ended December 14, 2023 (the “2022 NCIB”). Under the 2022 NCIB, the Company had obtained approval to purchase up to 7,335,032 common shares. The Company’s 2022 NCIB began on December 15, 2022, and will end on December 14, 2023. Under the 2022 NCIB, the Company did not repurchase any common shares.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

Forward-looking Statements

Certain information contained in this press release may constitute forward-looking information under applicable securities laws, including statements related to ATS’ intentions with respect to the NCIB and purchases thereunder and the effects of repurchases under the bid. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. Much of this information can be identified by looking for words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words. Purchases made under the NCIB are not guaranteed and may be suspended at the discretion of ATS’ Board of Directors. Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. ATS assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.

SOURCE: ATS Corporation

Contacts

For more information, contact:
David Galison
Head of Investor Relations
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
dgalison@atsautomation.com

For general media inquiries, contact:
Matthew Robinson
Director, Corporate Communications
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
mrobinson@atsautomation.com